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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   January, 2003
RIMFIRE MINERALS CORPORATION
700-700 West Pender Street
Vancouver BC Canada V6C 1G8
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Y      Form 40-F   N

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    N      No    Y

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82























RIMFIRE MINERALS CORPORATION
TSX Venture Exchange: RFM

NEWS RELEASE

Rimfire Minerals Appoints Mark Baknes As Vice President

PR03-02

Vancouver, Canada (January 15, 2003): David A. Caulfield, President and CEO, is pleased to announce that Mark Baknes, M.Sc., P.Geo. has joined the Rimfire management team on a fulltime basis as Vice President of Exploration. Since the Company's inception, Mr. Baknes has been retained as a consultant and has been instrumental in directing Rimfire's exploration programs.

Mr. Baknes has 20 years experience in field-based mineral exploration in Canada and internationally. His achievements and standing in the exploration community have been recently recognized by the BC & Yukon Chamber of Mines as the 2002 recipient of the prestigious H.H. "Spud" Huestis Award For Excellence in Prospecting and Mineral Exploration. This award will be presented at the 20th annual Cordilleran Roundup Conference, the second largest mineral exploration conference in North America. Concurrently with his fulltime commitment to management and to enhance Board independence, Mr. Baknes has resigned from the Board of Directors effective immediately.

The Board of Directors of Rimfire is also pleased to announce the appointment of Bipin Ghelani, Chartered Accountant, as a Director of the Company, effective immediately. Mr. Ghelani brings over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. Mr. Ghelani has been granted 75,000 stock options, exercisable at $0.60 for a period of five years, subject to regulatory acceptance. Mr. Ghelani is an excellent addition to the Rimfire team and we look forward to him contributing to the growth of the Company.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold properties in British Columbia and Alaska. Partners funding exploration in 2003 include AngloGold (U.S.A.), Barrick, First Au Strategies Inc., Stikine Gold Corp., and Plutonic Capital Corp.

On behalf of Rimfire Minerals Corporation

"David Caulfield"

David Caulfield, P.Geo.
President & CEO


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release















BC FORM 53-901F
SECURITIES ACT - BRITISH COLUMBIA
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1    Reporting Issuer:
    Rimfire Minerals Corporation
    Suite 700 - 700 West Pender Street
    Vancouver, B.C.
    V6C 1G8

Item 2    Date of Material Change:
    January 15, 2003

Item 3    Press Release:
    Date of Issue    Place of Issue
    January 15, 2003   Vancouver, British Columbia
    (See distribution sheet marked Schedule "A" attached.)

Item 4    Summary of Material Change:

Rimfire Minerals Corporation announced that Mark Baknes, M.Sc., P.Geo. has joined the Rimfire management team on a fulltime basis as Vice President of Exploration. The Company also announced the appointment of Bipin Ghelani, Chartered Accountant, as a Director of the Company, effective immediately.

Item 5	Full Description of Material Changes:

Rimfire Minerals Corporation announced that Mark Baknes, M.Sc., P.Geo. has joined the Rimfire management team on a fulltime basis as Vice President of Exploration. Concurrently with his fulltime commitment to management and to enhance Board independence, Mr. Baknes has resigned from the Board of Directors effective immediately. The Company also announced the appointment of Bipin Ghelani, Chartered Accountant, as a Director of the Company, effective immediately. Mr. Ghelani brings over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms. Mr. Ghelani has been granted 75,000 stock options, exercisable at $0.60 for a period of five years, subject to regulatory acceptance.

Item 6    Reliance on Section 85(2) of the Act:
    Not applicable

Item 7    Omitted Information:
    Not applicable.


Item 8    Senior Officers:

    David A. Caulfield, President
    700 -700 West Pender Street
    Vancouver, British Columbia
    V6C 1G8
    Telephone: (604) 669-6660
    Email: davidc@rimfire.bc.ca

    Henry J. Awmack, Chairman
    700-700 West Pender Street
    Vancouver, British Columbia
    V6C 1G8
    Telephone: (604) 669-6660
    Email: henrya@equityeng.bc.ca


Item 9    Statement of Senior Officer:
    The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of January, 2003.
..

RIMFIRE MINERALS CORPORATION

"DAVID A. CAULFIELD"

David A. Caulfield
President and CEO

Form 53-901F


SCHEDULE A
Media:

    Market News Publishing Inc.   News Desk
    Canada Stockwatch             News Desk
    The Northern Miner            News Desk
    The Prospector                News Desk
    Standard & Poor's             Corporation Records















Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:   DAVID A. CAULFIELD
      DAVID A. CAULFIELD
      PRESIDENT

Date  January 16, 2003